SIERRA VENTURES, INC.

December 17, 2008

Division of Corporate Finance,
Securities & Exchange Commission,
Mail Stop 7010, 100 F Street, NE,
Washington, D.C. 20549-7010

Attention: Ms. Anne Nguyen Parker, Branch Chief

Dear Sirs:

Re:	Sierra Ventures, Inc.
Registration Statement on Form S-1 Filed on December 17, 2008
File Number 333-146675

We have reviewed your comment letter dated November 05, 2008, restated the financial statements to the year end at May 31, 2008 and at August 31, 2008, have made incidental and related revisions to the filing and have the following comments and responses. This letter provides an explanation of our response and, where applicable, quotes the amended wording. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing.

General

1.

The EDGAR filing included an incorrect set of financial statements. Gruber & Company have subsequently reviewed and restated the audited financial statements to May 31, 2008 and have restated their opinion in regard to those statements and have restated the financial statements to August 31, 2008. The restated financial statements, notes and auditor’s report are included with this filing.

In a failed effort to make the review process simpler we indicated only major changes rather than provide a document that would otherwise have been one entire redline as a result of moving sections. In addition, some, what we believed were minor, grammatical and consistency changes were made without benefit of redlining. We sincerely regret that decision because it appears to have created more work for you rather than less.

In the future we will only provide you with the correct courtesy copies that completely correspond to the publicly filed document and will only file a marked version that is completely accurate and corresponding.

2.

We concur that we lack sufficient capital resources to fully fund the rescission offering in the event that all the offerees were to accept the rescission offering. In order to preclude this issue becoming an impediment to the offering, Ian Jackson, president of Sierra, has established an escrow account in the amount of $150,000 with Harcourt Chan, lawyers, of Shanghai, China, to take up any offers which exceed Sierra’s available capital resources. The funds would be released by the escrow agent to the rescinding party for any amount in excess of the first $5,000 in

1685 H Street, No. 155, Blaine, Washington, U.S.A. 98230
Phone: (888) 755-9766 Fax: (877) 755-9766 e-mail: sierraventures@gmail.com

Ms. Anne Nguyen Parker, Branch Chief,	2.
Securities & Exchange Commission,
December 17, 2008

rescinded shares. Any amount issued in excess of $5,000 will then be converted to a shareholder’s loan and recorded on our financial statements accordingly. Therefore, sufficient funds have been made available to fully fund the offering should that be required. A copy of the escrow agreement is attached as an exhibit to the filing (Exhibit 99.5).

3.

The rescission offering will be funded largely by the actions outlined in our response above. In addition, we have obtained written responses from each of the four selling shareholders that each has sufficient funds available to fund their portion of the rescission offer.

4.

If the rescission offer is partially or fully accepted Sierra’s ability to continue as a going concern will be further jeopardized. The officers have agreed to largely fund the rescission offer and any amount that they fund will become a liability to the Corporation. It will then be necessary to seek further equity financing as soon as possible. We do not know at this time what impact that will have on Sierra’s business plans.

The sentence to which reference is made in Note 8 to the previously filed financial statements has been removed from the financial statements and from the registration statement as it implied that all of the offerees would accept the offer when no such action is ensured. However, we have maintained the statement at “all of the subscribers have been informed of the situation” (that the shares were issued without an effective date for the registration statement under which they were offered). The latter part of that Note now reads

“All of the subscribers have been informed of this situation. As a result, the Company will make a rescission offering to the subscribers and the selling shareholders to refund their monies with interest if so requested under its S-1 Rescission Offering registration statement.”

5.

We believe that there are no pertinent rescission offering statutes that apply to the offering under state law as none of the subscribers have residence in the United States. As to federal law we believe we have presented the remedies and rights in the Question and Answer section on page 8 which states that

Q: What remedies or rights do I have now that I will not have after the rescission offer?

A:           Under federal law a person’s right of rescission created under the Securities Act of 1933, as amended (the “Securities Act”) may survive the rescission offer. Generally, the federal statute of limitations for non-compliance with the requirement to register securities under the Securities Act is one year from the date of the violation upon which the action to enforce liability is based.

In addition, we have outlined in the opening risk section “Risks Relating to the Rescission Offer” that there is no clearly defined law and that “the Securities Act does not provide that a rescission offer will extinguish a holder’s right to rescind the issuance of shares that were not registered or exempt from the registration requirements under the Securities Act. Consequently, should any recipients of our rescission offer reject the offer, expressly or implied, we may remain liable under the Securities Act for the purchase price of the shares that are subject to the rescission offer”.

As with our response number 5 above, we believe that no further discussion regarding the anti- fraud provisions or state laws is required as no resident of the United States took part in the sale of shares under Sierra’s ineffective registration statement. Finally, on page 20 under “Effect of Rescission Offer” we have indicated that “If you are a stockholder who acquired shares of our

Ms. Anne Nguyen Parker, Branch Chief,	3.
Securities & Exchange Commission,
December 17, 2008

common stock under our non-effective registration statement dated October 11, 2007 that are subject to the rescission offer, it is possible that you may continue to have rights under common law or fraud statutes in the state or jurisdiction in which the potential securities violation with respect to your shares occurred” effectively indicating that the anti-fraud and state law provisions have not been extinguished and continue to be in effect.

6.	The legal opinion of Jeffrey A. Nichols relating to the rescission offer has been attached to the registration statement as Exhibit 5.2 to distinguish it from the opinion provided in the SB-2.

7.

As with our response number 5 above, we believe that no further discussion regarding the rescission offer and state laws is required as no resident of the United States took part in the sale of shares under Sierra’s ineffective registration statement.

The interest rate is in line and generally in excess of world rates at the present time.

8.	We have amended the address of the SEC on pages 33 and 48 to 100 F Street, NE, Washington, DC 20549.

Questions and Answers About the Rescission Offer – page 6

9.

We do not believe there are any federal income tax consequences to the offeree from acceptance or rejection of the offer beyond those described on page 23 under the heading “Material U.S. Federal Income Tax Consequences” because none of the offerees are residents of the United States. We are not aware of any offeree who ordinarily is obligated to file tax returns in the United States.

Why are we making the rescission offer – page 6

10.	We have added a sentence to the end of this Answer stating that “In addition, we are conducting this rescission offering in order to be able to reduce our contingent liabilities”.

What happens if I do not return my rescission offer election form – page 7

11.

We have revised this response and other similar statements throughout the registration statement, specifically on pages 11 (Risk 2) and on page 22 (Rejection or Failure to Affirmatively Accept) to reflect or state that:

“If you do not return a properly completed election form before the expiration date of our rescission offer; however, such inaction on your part may not extinguish any rights you may have under the rescission offer As your right of rescission may survive the expiration of the rescission offer. Further, section 14 of the Securities Act does not permit a waiver of a right to sue.

What remedies do I have now that I will hot have after ... ? – page 7

12.

We have altered the sentence in question in this instance and on page 11 (Risk 2) and have added it to the section entitled “Acceptance” on page 22. It has also been added on page 23 under the heading “Rejection or Failure to Affirmatively Accept” and on page 23 under “Effect of the Rescission Offer” and now reads.

Ms. Anne Nguyen Parker, Branch Chief,	4.
Securities & Exchange Commission,
December 17, 2008

“Under federal law an investor may still bring suit regardless of whether the rescission offer is accepted. A person’s right of rescission created under the Securities Act of 1933, as amended (the “Securities Act”) may survive the rescission offer.”

13.

On page 9 (under the answer to the question “What remedies or rights ...”) we have deleted the first sentence of the answer and the second paragraph on the basis that they referenced an unsupported legal belief.

Risks related to the Rescission Offer – page 10

14	We have added a sentence to the paragraph stating:

“Sierra retains a contingent liability of up to $100,000 associated with this rescission offering.”

In addition we have added a sentence to Risk 1 and in the management discussion as well as under “Liquidity and Capital Resources” stating:

“If the rescission offering is fully accepted Sierra will be liable for the payment of up to $105,000.”

15.	We have added Risk number 5 to this section which states:

“If you affirmatively reject the rescission offer or fail to accept the rescission offer before the expiration of the rescission offer you may still exercise any legal rights you may have under Section 12 of the Securities Act. Our rescission offering will end on ________ __, 2009 which is a date arbitrarily set at thirty days after an effective date for this registration statement is determined. Further, under the Securities Act, a statutory period of up to six month applies from the effective date of the registration statement. This means that even though our rescission statement will arbitrarily close thirty days after an effective date, shareholders who do not accept the rescission offer may exercise their legal rights under Section 12 for at least a further five months. Finally, the Securities Act does not provide that a rescission offer will extinguish a holder’s right to rescind the issuance of shares that were not registered or exempt from the registration requirements under the Securities Act. Consequently, should any recipients of our rescission offer reject the offer, expressly or implied, we may remain liable under the Securities Act for the purchase price of the shares that are subject to the rescission offer into the future.”

Future sales of stock by our stockholders could cause our stock price to decline – page 12

16.	We have removed the language noted in its entirety; specifically, we have removed paragraphs 2 and 3 of Risk 2 on page 12.

Risks Associated with this Offering – Page 15

17.

The risks under this heading were offered to reinforce to the offeree the risks that were faced as to possible losses. Upon further review it has been decided that they are likely not required and have been deleted in their entirety.

Ms. Anne Nguyen Parker, Branch Chief,	5.
Securities & Exchange Commission,
December 17, 2008

Financial Statements

18.	We have amended and restated the financial statements for both May 31 and August 31, 2008 to conform to the required format.

Exhibits

19.

We have revised the registration statement to indicate that the Rescission Letter from Subscribing Shareholder is incorporated by reference from the S-1 registration statement filed on August 29, 2008.

We trust that you will find this to be in order.

Yours truly,

SIERRA VENTURES, INC.

/s/      “Ian Jackson”

Ian Jackson
President